SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

Amendment No. 2

SL GREEN REALTY CORP.

(Name of Subject Company (Issuer))

SL GREEN REALTY CORP.

(Names of Filing Persons (Issuer))

SL Green Operating Partnership, L.P. 3.00% Exchangeable Senior Notes due 2027

Reckson Operating Partnership L.P. 4.00% Exchangeable Senior Debentures due 2025

(Title of Class of Securities)

78444FAA4

75621LAJ3

(CUSIP Numbers of Class of Securities)

Andrew S. Levine

420 Lexington Avenue

New York, New York 10170

(212) 594-2700

Copy to:

David J. Goldschmidt, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

Four Times Square

New York, New York 10036

(212) 735-3000

(Name, Address and Telephone Numbers of Person

Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee
$250,000,000	$17,825.00**

*                 Calculated solely for purposes of determining the amount of the filing fee and based upon a transaction value of $250,000,000.  The amount of the filing fee, $71.30 for each $1,000,000 of transaction value, was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended.

**          Previously Paid.

☐            Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	None	Filing Party:	Not applicable
Form or Registration No.:	Not applicable	Date Filed:	Not applicable

☐            Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐            third-party tender offer subject to Rule 14d-1.

☒          issuer tender offer subject to Rule 13e-4.

☐            going-private transaction subject to Rule 13e-3.

☐            amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(ex) below to designate the appropriate rule provision(s) relied upon:

☐            Rule 133-14(i) (Cross-Border Issuer Tender Offer)

☐            Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

Introductory Statement

This Amendment No. 2 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO, originally filed with the Securities and Exchange Commission (the “SEC”) on March 11, 2010, as amended and supplemented by Amendment No. 1 to Schedule TO filed on March 11, 2010 (as amended and supplemented, the “Schedule TO”), by SL Green Realty Corp. (“SL Green”). This Schedule TO relates to the offer by SL Green to purchase for cash (1) SL Green Operating Partnership, L.P.’s (the “Operating Partnership”) 3.00% Exchangeable Senior Notes due 2027 (the “3.00% Notes”) and (2) Reckson Operating Partnership L.P.’s (“Reckson”) 4.00% Exchangeable Senior Debentures due 2025 (the “4.00% Notes” and together with the 3.00% Notes, the “Exchangeable Notes”).

In addition to the Exchangeable Notes that relate to this Schedule TO, SL Green is also offering to purchase for cash Reckson’s (a) 5.15% Notes due 2011 (the “5.15% Notes”) and (b) 5.875% Notes due 2014 (the “5.875% Notes” and together with the 5.15% Notes and the Exchangeable Notes, the “Notes”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 11, 2010 (the “Offer to Purchase”), a copy of which was previously filed as Exhibit (a)(1)(A) to the Schedule TO, and in the related Letter of Transmittal, a copy of which was previously filed as Exhibit (a)(1)(B) to the Schedule TO (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). The Offer is being made for up to $250,000,000 aggregate principal amount of the Notes.

The 3.00% Notes were issued by the Operating Partnership pursuant to an Indenture, dated as of May 26, 2007, among the Operating Partnership, as Issuer, SL Green, and The Bank of New York, as Trustee (the “Trustee”).  The 4.00% Notes, 5.15% Notes and 5.875% Notes were issued by Reckson pursuant to an Indenture, dated as of March 26, 1999, among Reckson, as Issuer, Reckson Associates Realty Corp., as Guarantor, and the Trustee, as amended and supplemented.

This Amendment amends only the items in the Schedule TO that are being amended, and unaffected terms are not included herein. Except as specifically set forth herein, this Amendment No. 2 does not modify any of the information previously reported in the Schedule TO. All capitalized terms in this Amendment No. 2 and not otherwise defined have the respective meanings ascribed to them in the Schedule TO. You should read this Amendment No. 2 to the Schedule TO together with the Schedule TO, the Offer to Purchase and the related Letter of Transmittal.

This Amendment No. 2 and the Schedule TO are intended to satisfy the reporting requirements of Rule 13e-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  The information in the Offer to Purchase and the related Letter of Transmittal is incorporated by reference as set forth below.

Item 1.      Summary Term Sheet.

The Offer to Purchase and Item 1 of the Schedule TO, to the extent that such Item incorporates by reference the information contained in the Offer to Purchase, are hereby amended and supplemented by the following information:

On March 16, 2010, SL Green announced the consummation of the New Notes Offering, satisfying the Financing Condition (as defined in the Offer to Purchase).  A copy of the Press Release announcing the closing of the New Notes Offering is filed as Exhibit (a)(5)(D) hereto.

Item 4.      Terms of the Transaction.

(a) Material Terms.

The Offer to Purchase and Item 4(a) of the Schedule TO, to the extent such Item incorporates by reference the information contained in the Offer to Purchase, are hereby amended and supplemented by the information set forth above under Item 1, which information is incorporated herein by reference.

The information under the caption “Forward-Looking Statements” in the Offer to Purchase is also amended and restated, in full, by the following language:

FORWARD-LOOKING STATEMENTS

This Offer to Purchase and the documents incorporated by reference in this Offer to Purchase regarding the Tender Offer, SL Green and our businesses contain forward-looking statements that are subject to risks and uncertainties. Forward-looking statements include information concerning possible or assumed future results of our operations, including any forecasts, projections, plans and objectives for future operations, dividends and acquisitions (including the amount and nature thereof), development trends of the real estate industry and the Manhattan, Brooklyn, Queens, Long Island, Westchester County, Connecticut and New Jersey office markets, business strategies, expansion and growth of our operations and similar matters. You can identify forward-looking statements by the use of forward-looking expressions such as “may,” “will,” “should,” “expect,” “believe,” “anticipate,” “estimate,” “intend,” “project,” or “continue” or any negative or other variations on such expressions. Many factors could affect our actual financial results, and could cause actual results to differ materially from those in the forward-looking statements. These factors include, but are not limited to, those listed under the sections entitled “Risk Factors” incorporated by reference herein, and the following:

•     the effect of the credit crisis on general economic, business and financial conditions, and on the New York Metro real estate market in particular;

•     dependence upon certain geographic markets;

•     risks of real estate acquisitions, dispositions and developments, including the cost of construction delays and cost overruns;

•     risks relating to structured finance investments;

•     availability and creditworthiness of prospective tenants and borrowers;

•     bankruptcy or insolvency of a major tenant or a significant number of smaller tenants;

•     adverse changes in the real estate markets, including reduced demand for office space, increasing vacancy, and increasing availability of sublease space;

•     availability of capital (debt and equity);

•     unanticipated increases in financing and other costs, including a rise in interest rates;

•     our ability to comply with financial covenants in our debt instruments;

•     our ability to maintain our status as a real estate investment trust, or REIT;

•     risks of investing through joint venture structures, including the fulfillment by our partners of their financial obligations;

•     the continuing threat of terrorist attacks, in particular in the New York Metro area and on our tenants;

•     our ability to obtain adequate insurance coverage at a reasonable cost and the potential for losses in excess of our insurance coverage, including as a result of environmental contamination;

•     changes in accounting principles and policies and guidelines applicable to REITs; and

•     legislative, environmental, regulatory and/or safety requirements adversely affecting REITs and the real estate business, including costs of compliance with the Americans with Disabilities Act, the Fair Housing Act and other similar laws and regulations.

Except to the extent required by applicable law, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks and uncertainties, the forward-looking events and circumstances discussed in this Offer to Purchase and the documents incorporated by reference in this Offer to Purchase might not occur and actual results, performance or achievement could differ materially from that anticipated or implied in the forward-looking statements.

Item 5.      Past Contacts, Transactions, Negotiations and Agreements.

(e) Agreements Involving Subject Company’s Securities.

Item 5(e) of the Schedule TO is hereby amended and supplemented by the following information:

The Company has entered into the following agreements with respect to other securities of the Company:

Indenture, dated as of March 16, 2010, among Reckson Operating Partnership, L.P., as Issuer, SL Green Realty Corp. and SL Green Operating Partnership, L.P., as Co-Obligors, and The Bank of New York Mellon, as Trustee (filed as Exhibit (b)(1) hereto).

Form of 7.75% Senior Note due 2020 of Reckson, SL Green and SL Green OP (filed as Exhibit (b)(2) hereto).

Registration Rights Agreement, dated as of March 16, 2010, among Reckson Operating Partnership, L.P., and SL Green Realty Corp. and SL Green Operating Partnership, L.P., as Co-Obligors, and Banc of America Securities LLC, Citigroup Global Markets Inc. and Deutsche Bank Securities Inc. (filed as Exhibit (b)(3) hereto).

A description of the Indenture, the Form of 7.75% Senior Note due 2020 and the Registration Rights Agreement, referenced above is set forth under Item 1.01 of the Company’s Current Report on Form 8-K filed on March 16, 2010 and is incorporated herein by reference.

Item 7.      Source and Amount of Funds or Other Consideration.

(a) Source of Fund; (b) Conditions; (d) Borrowed Funds.

The Offer to Purchase and Items 7(a), (b) and (d) of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented by the information set forth above under Items 1, 4 and 5, which information is incorporated herein by reference.

Item 12.   Exhibits.

(a)(1)(A)*	Offer to Purchase, dated March 11, 2010.

(a)(1)(B)*	Form of Letter of Transmittal.

(a)(5)(A)*	Press Release, dated March 11, 2010 announcing SL Green’s launch of the tender offer.

(a)(5)(B)*	Press Release, dated March 11, 2010 announcing offering of senior notes.

(a)(5)(C)*	Press Release, dated March 11, 2010 announcing pricing of senior notes.

(a)(5)(D)	Press Release, dated March 16, 2010 announcing closing of senior notes offering.

(b)(1)

Indenture, dated as of March 16, 2010, among Reckson Operating Partnership, L.P., as Issuer, SL Green Realty Corp. and SL Green Operating Partnership, L.P., as Co-Obligors, and The Bank of New York Mellon, as Trustee.

(b)(2)	Form of 7.75% Senior Note due 2020 of Reckson, SL Green and SL Green OP (included in the Indenture filed as Exhibit (b)(1) hereto).

(b)(3)

Registration Rights Agreement, dated as of March 16, 2010, among Reckson Operating Partnership, L.P., and SL Green Realty Corp. and SL Green Operating Partnership, L.P., as Co-Obligors, and Banc of America Securities LLC, Citigroup Global Markets Inc. and Deutsche Bank Securities Inc.

(d)(1)*

Indenture, dated as of March 26, 2007, among SL Green Operating Partnership, L.P., as Issuer, SL Green Realty Corp., and The Bank of New York, as Trustee (filed as Exhibit 4.1 to SL Green’s Form 8-K filed on March 27, 2007 and incorporated herein by reference).

(d)(2)*	Form of 3.00% Exchangeable Senior Notes due 2027 of the Operating Partnership, incorporated by reference to SL Green’s Form 8-K filed with the Commission on March 27, 2007.

(d)(3)*

Indenture, dated as of March 26, 1999, among Reckson Operating Partnership, L.P., as Issuer, Reckson Associates Realty Corp., as Guarantor, and The Bank of New York, as Trustee (filed as Exhibit 4.3 to Reckson’s Form 8-K filed on March 26, 1999 and incorporated herein by reference).

(d)(4)*

First Supplemental Indenture, dated as of January 25, 2007, by and among Reckson Operating Partnership, L.P., Reckson Associates Realty Corp., The Bank of New York and SL Green Realty Corp., incorporated by reference to SL Green’s Form 8-K dated January 24, 2007, filed with the Commission on January 30, 2007.

(d)(5)*	Form of 4.00% Exchangeable Senior Debentures due 2025 of Reckson, incorporated by reference to Reckson’s form 8-K filed with the Commission on June 27, 2005.

(d)(6)*

Rights Agreement, dated as of March 6, 2000, between SL Green Realty Corp. and American Stock Transfer & Trust Company which includes as Exhibit A thereto the Articles Supplementary Establishing and Fixing the Rights and Preferences of the Series B Junior Participating Preferred Stock and as Exhibit B thereto, the Form of Rights Certificates incorporated by reference to SL Green’s Form 8-K, dated March 16, 2000, filed with the Commission on March 16, 2000.

(d)(7)*	Amended 1997 Stock Option and Incentive Plan incorporated by reference to SL Green’s Registration Statement on Form S-8 (No. 333-89964), filed with the Commission on June 6, 2002.

(d)(8)*	2003 Long-Term OutPerformance Compensation Program, dated April 1, 2003, incorporated by reference to SL Green’s Form 10-Q for the quarter ended June 30, 2003, filed with the

Commission on August 12, 2003.

(d)(9)*	Independent Directors’ Deferral Plan, incorporated by reference to SL Green’s Form 10-K for the year ended December 31, 2004, filed with the Commission on March 15, 2005.

(d)(10)*	Amended and Restated 2005 Stock Option and Incentive Plan, incorporated by reference to SL Green’s Form 10-Q dated September 30, 2007, filed with the Commission on November 9, 2007.

(g)	Not applicable.

(h)	Not applicable.

* Previously filed.

Item 13.   Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SL GREEN REALTY CORP.

By:	/s/ Andrew S. Levine
Name: Andrew S. Levine
Title: Executive Vice President, Chief Legal Officer, General Counsel and Secretary

Dated: March 16, 2010

EXHIBIT INDEX

(a)(1)(A)*	Offer to Purchase, dated March 11, 2010.

(a)(1)(B)*	Form of Letter of Transmittal.

(a)(5)(A)*	Press Release, dated March 11, 2010 announcing SL Green’s launch of the tender offer.

(a)(5)(B)*	Press Release, dated March 11, 2010 announcing offering of senior notes.

(a)(5)(C)*	Press Release, dated March 11, 2010 announcing pricing of senior notes.

(a)(5)(D)	Press Release, dated March 16, 2010 announcing closing of senior notes offering.

(b)(1)

Indenture, dated as of March 16, 2010, among Reckson Operating Partnership, L.P., as Issuer, SL Green Realty Corp. and SL Green Operating Partnership, L.P., as Co-Obligors, and The Bank of New York Mellon, as Trustee.

(b)(2)	Form of 7.75% Senior Note due 2020 of Reckson, SL Green and SL Green OP (included in the Indenture filed as Exhibit (b)(1) hereto).

(b)(3)

Registration Rights Agreement, dated as of March 16, 2010, among Reckson Operating Partnership, L.P., and SL Green Realty Corp. and SL Green Operating Partnership, L.P., as Co-Obligors, and Banc of America Securities LLC, Citigroup Global Markets Inc. and Deutsche Bank Securities Inc.

(d)(1)*

Indenture, dated as of March 26, 2007, among SL Green Operating Partnership, L.P., as Issuer, SL Green Realty Corp., and The Bank of New York, as Trustee (filed as Exhibit 4.1 to SL Green’s Form 8-K filed on March 27, 2007 and incorporated herein by reference).

(d)(2)*	Form of 3.00% Exchangeable Senior Notes due 2027 of the Operating Partnership, incorporated by reference to SL Green’s Form 8-K filed with the Commission on March 27, 2007.

(d)(3)*

Indenture, dated as of March 26, 1999, among Reckson Operating Partnership, L.P., as Issuer, Reckson Associates Realty Corp., as Guarantor, and The Bank of New York, as Trustee (filed as Exhibit 4.3 to Reckson’s Form 8-K filed on March 26, 1999 and incorporated herein by reference).

(d)(4)*

First Supplemental Indenture, dated as of January 25, 2007, by and among Reckson Operating Partnership, L.P., Reckson Associates Realty Corp., The Bank of New York and SL Green Realty Corp., incorporated by reference to SL Green’s Form 8-K dated January 24, 2007, filed with the Commission on January 30, 2007.

(d)(5)*	Form of 4.00% Exchangeable Senior Debentures due 2025 of Reckson, incorporated by reference to Reckson’s form 8-K filed with the Commission on June 27, 2005.

(d)(6)*

Rights Agreement, dated as of March 6, 2000, between SL Green Realty Corp. and American Stock Transfer & Trust Company which includes as Exhibit A thereto the Articles Supplementary Establishing and Fixing the Rights and Preferences of the Series B Junior Participating Preferred Stock and as Exhibit B thereto, the Form of Rights Certificates incorporated by reference to SL Green’s Form 8-K, dated March 16, 2000, filed with the Commission on March 16, 2000.

(d)(7)*	Amended 1997 Stock Option and Incentive Plan incorporated by reference to SL Green’s Registration Statement on Form S-8 (No. 333-89964), filed with the Commission on June 6, 2002.

(d)(8)*

2003 Long-Term OutPerformance Compensation Program, dated April 1, 2003, incorporated by reference to SL Green’s Form 10-Q for the quarter ended June 30, 2003, filed with the Commission on August 12, 2003.

(d)(9)*	Independent Directors’ Deferral Plan, incorporated by reference to SL Green’s Form 10-K for the year ended December 31, 2004, filed with the Commission on March 15, 2005.

(d)(10)*	Amended and Restated 2005 Stock Option and Incentive Plan, incorporated by reference to SL Green’s Form 10-Q dated September 30, 2007, filed with the Commission on November 9, 2007.

(g)	Not applicable.

(h)	Not applicable.

* Previously filed.